         THIS FIRST SUPPLEMENTAL INDENTURE, dated as of July 22, 2002, to the Indenture (herein called the "Indenture"), dated as of November 18, 1998 by and among Agrilink Foods, Inc., a New York corporation (the "Issuer"), the Guarantors named therein (the "Guarantors") and The Bank of New York (as successor trustee to IBJ Schroder Bank & Trust Company), as trustee (herein called the "Trustee") with respect to the Issuer's 11 7/8% Senior Subordinated Notes due 2008 (the "Notes"), is by and among the Issuer, the Guarantors and the Trustee.

         PRELIMINARY STATEMENT

         Capitalized terms used and not otherwise defined herein, shall have the meanings ascribed to them in the Indenture.

         Section 9.02 of the Indenture provides that, under certain circumstances, a supplemental indenture may be entered into by the Issuers, the Guarantors and the Trustee with the written consent of the Holders of at least a majority (except with respect to Sections 4.15 and 4.18 which require the consent of at least 75% of the aggregate principal amount of the outstanding notes) in aggregate principal amount of the then outstanding Notes. The Issuer has received and delivered to the Trustee the requisite consents to effect the proposed amendments contained herein upon the terms set forth in the Consent Solicitation Statement dated July 9, 2002, as the same may be amended (the "Consent Solicitation"). In accordance with the terms of Sections 9.02 and 9.06 of the Indenture, the Issuer and the Guarantor have, by resolution of the Board of Directors, authorized this Supplemental Indenture. The Trustee has determined that this Supplemental Indenture is in form satisfactory to it.

         All things necessary to make this Supplemental Indenture a valid agreement of the Issuer, the Guarantors and the Trustee and a valid amendment of and supplement to the Indenture have been performed.

         NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

         For and in consideration of the premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes issued under the Indenture from and after the date of this Supplemental Indenture, as follows:

         Section 1. Amendments to the Indenture.

         A. Deletions.

            Section 4.18 (Payments Pursuant to the Pro-Fac Marketing Agreement; Reinvestments by Pro-Fac; Borrowings by Pro-Fac) is hereby deleted in its entirety and replaced with the words "Reserved."

         B. Amendment to Section 11.01 of the Indenture.

            (i) The definition of the term "Acquired Indebtedness" is hereby amended and restated in its entirety as follows:

                    "Acquired Indebtedness" means (a) with respect to any Person that becomes a Restricted Subsidiary after the date of this Indenture, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (b) with respect to the Company or any of its Restricted Subsidiaries, any Indebtedness of a Person (other than the Company or a Restricted Subsidiary) existing at the time such Person is merged with or into the Company or a Restricted Subsidiary, or Indebtedness assumed by the Company or any of its Restricted Subsidiaries in connection with the acquisition of an asset or assets from another Person, which Indebtedness was not, in any case, incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.




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            (ii)    The definition of the term "Affiliate" is hereby amended and restated in its entirety as follows:

                    "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and under "common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

            (iii) The definition of the term "Change of Control" is hereby amended and restated in its entirety as follows:

                    "Change of Control" means the occurrence of any of the following: (i) the sale, lease or transfer, in one or a series of related transactions (other than by way of merger or consolidation), of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the Principals and their Related Parties); provided, however, that the Recapitalization shall not constitute a Change of Control under this clause (i); (ii) the consummation of any transaction the result of which is that any Person or group (as such term is used in Section 13(d)(3) of the Exchange
                    Act) (other than the Principals and their Related Parties) owns, directly or indirectly, more than 50% of the voting power of the voting stock of the Company; (iii) the first day following the date of consummation of the Recapitalization on which a majority of the members of the Board of Directors of the Company are not Continuing Directors, or (iv) the adoption by the stockholders of the Company of a plan or proposal relating to the liquidation or dissolution of the Company.

            (iv) The definition of the term "Consolidated Interest Expense" is hereby amended and restated in its entirety as follows:

                    "Consolidated Interest Expense" for any period means the sum, without duplication, of the total interest expense of the Company and its consolidated Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including, without limitation (i) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness; (ii) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations and bankers' acceptance financing; (iii) the net costs associated with Hedging Obligations; (iv) amortization of other financing fees and expenses; (v) the interest portion of any deferred payment obligations; (vi) amortization of debt discount or premium, if any; (vii) all other non-cash interest expense;
                    (viii) capitalized interest; (ix) all cash dividend payments (and non-cash dividend payments in the case of a Restricted Subsidiary) on any series of preferred stock of the Company or any Restricted Subsidiary; (x) all interest payable with respect to discontinued operations; and (xi) all interest on any Indebtedness of any other Person guaranteed by the Company or any Restricted Subsidiary to the extent paid by the Company or such Restricted Subsidiary; provided, that interest expense related to the termination fee payable to Pro-Fac pursuant to the Termination Agreement shall be excluded from the calculation of Consolidated Interest Expense.

            (v) The definition of the term "Consolidated Net Income" is hereby amended and restated in its entirety as follows:

                    "Consolidated Net Income" for any period means the net income (or loss) of the Company and its consolidated Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication (i) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Company and its Restricted Subsidiaries has an ownership interest, except to the extent that any such income has actually been received by the Company and its Restricted Subsidiaries (unless and to the extent such Restricted Subsidiary is subject to clause (iii) below) in the form of cash dividends or distributions during such period; (ii) except to the extent includable in the consolidated net income of the Company pursuant to the foregoing clause (i), the net income (or loss) of any Person that accrued prior to the date that
                    (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Company or any Restricted Subsidiary; (iii) the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income (a) is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period or (b) would be subject to any taxes payable on such dividend or distribution; (iv) any gain (or, only in the case of a determination of Consolidated Net Income as used in EBITDA, any loss), together with any related provisions for taxes on any such gain (or, if applicable, the tax effects of such loss), realized during such period by the Company or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Company or any Restricted Subsidiary or (b) any Asset Sale by the Company or any of its Restricted Subsidiaries; provided, however, that there shall be excluded from Consolidated Net Income for all purposes any loss realized by the Company or any Restricted Subsidiary upon the acquisition of any securities, or the extinguishment of any Indebtedness, of the Company or any Restricted Subsidiary, or the write-off of deferred financing costs, in connection with the Acquisition and all refinancings of Indebtedness consummated in connection therewith; (v) any extraordinary gain (or, only in the case of a determination of Consolidated Net Income as used in EBITDA, any extraordinary loss), together with any related provision for taxes on any such extraordinary gain (or, if applicable, the tax effects of such extraordinary loss), realized by the Company or any Restricted Subsidiary during such period; (vi) any charges related to the Recapitalization (including, without limitation, any charges on account of amounts paid pursuant to the Termination Agreement, Vestar Capital Management Agreement or as shortfall payments under the Pro-Fac Marketing Agreement and any charges resulting from the application of "purchase accounting" under GAAP); (vii) in the case of a successor to the Company by consolidation, merger or transfer of its assets, any earnings of the successor prior to such merger, consolidation or transfer of assets; and provided, further, that any gain in excess of return of capital referred to in clauses (iv) and (v) above that relates to a Restricted Investment and which is received in cash by the Company or a Restricted Subsidiary during such period shall be included in the Consolidated Net Income of the Company; and (viii) amortization or impairment of goodwill recognized in any period beginning on or after July 1, 2001 and impairment of goodwill for any period.

            (vi) The definition of the term "Disqualified Capital Stock" is hereby amended and restated in its entirety as follows:

                    "Disqualified Capital Stock" means any Capital Stock of a Person or any of its Subsidiaries that, by its terms, by the terms of any agreement related thereto or by the terms of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased by such Person or any of its Subsidiaries, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the final maturity date of the Notes.

            (vii) The definition of the term "EBITDA" is hereby amended and restated in its entirety as follows:

                    "EBITDA" for any period means without duplication, the sum of the amounts for such period of (i) Consolidated Net Income plus (ii) in each case to the extent deducted in determining Consolidated Net Income for such period (and without duplication), (A) Consolidated Income Tax Expense,
                    (B) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense), (C) Consolidated Depreciation Expense, (D) Consolidated Interest Expense, (E) all other non-cash items reducing the Consolidated Net Income (excluding any such non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period, in each case determined on a consolidated basis in accordance with GAAP, plus (iii) in the case of the Company, for any period that includes a fiscal quarter beginning on or prior to consummation of the Recapitalization, the Pro-Fac share of earnings (loss) as determined in accordance with the Pro-Fac Marketing Agreement for such period through the date of consummation of the Recapitalization, minus (iv) the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period.

            (viii) The definition of the term "New Credit Facility" is hereby amended and restated in its entirety as follows:

                    "New Credit Facility" means the Credit Agreement dated as of the closing of the Recapitalization by and among the Company, the other guarantors party thereto, JPMorgan Chase Bank, individually and as Administrative Agent, J.P. Morgan Securities Inc, individually and as a Syndication Agent, and the other lenders party thereto, together with any guarantees, security agreements or other collateral documents and any other related documents, as any of the foregoing may be subsequently amended, restated, refinanced, or replaced from time to time, and shall include agreements in respect of Hedging Obligations designed to protect against fluctuations in interest rates and entered into with respect to loans thereunder.

            (ix) The definition of the term "Permitted Indebtedness" is hereby amended and restated in its entirety as follows:

                    "Permitted Indebtedness" means any of the following:

                    (i) Indebtedness of the Company and the related guarantees of the Subsidiary Guarantors under the New Credit Facility in an aggregate principal amount at any time outstanding not to exceed (a) under the Term Loan Facilities, $455.0 million, less any required permanent repayments actually made thereunder (excluding any such repayment to the extent refinanced and replaced at the time of payment), and (b) under the Revolving Loan Facility, the greater of (x) $200.0 million, and (y) the sum of (A) 80% of the book amount of all accounts receivable owned by the Company and its Restricted Subsidiaries and (B) 50% of the book value of all inventory owned by the Company and its Restricted Subsidiaries, in each case computed in accordance with GAAP as of the end of the last fiscal month of the Company, reduced by any required permanent repayments actually made (which are accompanied by a corresponding permanent commitment reduction) in respect of the Revolving Loan Facility (excluding any such repayment and commitment reductions to the extent refinanced and replaced at the time of payment);

                    (ii) Indebtedness under the Notes, the Note Guarantees and this Indenture;

                    (iii) Existing Indebtedness;

                    (iv) Indebtedness under Hedging Obligations, provided that
                    (1) such Hedging Obligations are related to payment obligations on Permitted Indebtedness or Indebtedness otherwise permitted by Section 4.07, and (2) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of such Indebtedness to which such Hedging Obligations relate;

                    (v) Indebtedness of the Company to a Subsidiary Guarantor and Indebtedness of any Subsidiary Guarantor to the Company or any other Subsidiary Guarantor; provided, however, that upon either (1) the subsequent issuance (other than directors' qualifying shares), sale, transfer or other disposition of any Capital Stock or any other event which results in any such Subsidiary Guarantor ceasing to be a Subsidiary Guarantor or (2) the transfer or other disposition of any such Indebtedness (except to the Company or a Subsidiary Guarantor), the provisions of this clause
                    (v) shall no longer be applicable to such Indebtedness and such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of Section 4.07 at the time the Subsidiary Guarantor in question ceased to be a Subsidiary Guarantor or the time such transfer or other disposition occurred;

                    (vi) Indebtedness in respect of bid, performance or surety bonds or insurance of self-reinsurance obligations (including to secure worker's compensation and other similar insurance coverage) issued for the account of the Company in the ordinary course of business consistent with past practice, including guarantees or obligations of the Company with respect to letters of credit supporting such bid, performance or surety obligations or such insurance or self-insurance obligations (in each case other than for an obligation for money borrowed);

                    (vii) Indebtedness in respect of Non-Recourse Purchase Money Indebtedness incurred by the Company or any Restricted Subsidiary;

                    (viii) Refinancing Indebtedness;

                    (ix) Indebtedness in respect of the Guarantee by the Company of revolving credit indebtedness incurred by Great Lakes Kraut Company in an aggregate principal amount at any time outstanding not to exceed $10.0 million;

                    (x) Indebtedness incurred by the Company or any Subsidiary Guarantor, in addition to Indebtedness incurred pursuant to the foregoing clauses of this definition, with an aggregate principal face or stated amount (as applicable) at any time outstanding for all such Indebtedness incurred pursuant to this clause not in excess of $25.0 million; and

                    (xi) Indebtedness in respect of the termination fee payable to Pro-Fac of up to $50.0 million in the aggregate (plus any interest accrued thereon to the extent such payments are required to be deferred by holders of certain of the Company's Indebtedness) pursuant to the Termination Agreement.

            (x) The definition of the term "Pro-Fac" is hereby amended and restated in its entirety as follows:

                    "Pro-Fac" means Pro-Fac Cooperative, Inc., a New York cooperative corporation, unless and until a successor replaces it in accordance with Article 5 and thereafter means such successor.

            (xi) The definition of the term "Restricted Investment" is hereby amended and restated in its entirety as follows:

                    "Restricted Investment" means any Investment by the Company or any Restricted Subsidiary (other than investments in Cash Equivalents) in any Person that is not the Company or a Restricted Subsidiary, including in any Unrestricted Subsidiary, but shall not include (i) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company that is engaged in a Related Business or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is engaged in a Related Business; (ii) loans by the Company or any of its Restricted Subsidiaries to employees of the Company or any of its Restricted Subsidiaries the proceeds of which are applied to purchase Capital Stock of Holding Company in amount not to exceed $2.0 million at any time outstanding; or (iii) the Guarantee by the Company of revolving credit indebtedness incurred by Great Lakes Kraut Company in an aggregate principal amount at any time outstanding not to exceed $10.0 million; or (iv) loans for working capital purposes from the Company to Pro-Fac not exceeding $5.0 million at any time outstanding plus additional amounts associated with accrued interest which is added to the principal of such loans pursuant to the terms of such loans.

            (xii) The definition of the term "Restricted Payment" is hereby amended and restated in its entirety as follows:

                    "Restricted Payment" means with respect to any Person: (i) the declaration or payment of any dividend (other than a dividend declared and paid (x) by a Wholly-Owned Restricted Subsidiary to holders of its Capital Stock, or (y) by a Subsidiary (other than a Wholly-Owned Restricted Subsidiary) to its shareholders on a pro rata basis, but only to the extent of the dividends actually received by the Company or a Restricted Subsidiary) or the making of any other payment or distribution of cash, securities or other property or assets in respect of such Person's Capital Stock (except that a dividend payable solely in Capital Stock (other than Disqualified Capital Stock) of such Person shall not constitute a Restricted Payment); (ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of (A) the Capital Stock of the Company or (B) the Capital Stock of any Restricted Subsidiary, or any other payment or distribution made in respect thereof, either directly or indirectly (other than a payment solely in Capital Stock that is not Disqualified Capital Stock, and excluding any such payment to the extent actually received by the Company or a Restricted Subsidiary); (iii) any Restricted Investment; or (iv) any Restricted Debt Payment; provided, that Permitted Payments shall not be deemed Restricted Payments.

            (xiii) The definition of the term "Unrestricted Subsidiary" is hereby amended and restated in its entirety as follows:

                    "Unrestricted Subsidiary" means (i) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, and any such designation shall be deemed to be a Restricted Investment at the time of and immediately upon such designation by the Company and its Restricted Subsidiaries in the amount of the Consolidated Net Worth of such designated Subsidiary (provided, however that in the case of Great Lakes Kraut Company or any successor of Great Lakes Kraut Company being designated an Unrestricted Subsidiary, the amount of such Restricted Investment shall be deemed to be only the incremental Investment by the Company and its Restricted Subsidiaries in the Great Lakes Kraut Company at the time the Great Lakes Kraut Company becomes a Subsidiary of the

                    Company) and its consolidated Subsidiaries at such time, provided that such designation shall be permitted only if
                    (A) the Company and its Restricted Subsidiaries would be able to make the Restricted Investment deemed made pursuant to such designation at such time, (B) no portion of the Indebtedness or any other obligation (contingent or otherwise) of such Subsidiary (x) is Guaranteed by the Company or any Restricted Subsidiary, (y) is recourse to the Company or any Restricted Subsidiary or (z) subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof and (C) no default or event of default with respect to any Indebtedness of such Subsidiary would permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare such Indebtedness of the Company or any Restricted Subsidiary due and payable prior to its maturity. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, and any such designation shall be deemed to be an incurrence by the Company and its Restricted Subsidiaries of the Indebtedness (if any) of such Subsidiary so designated for purposes of Section 4.07 as of the date of such designation, provided that such designation shall be permitted only if immediately after giving effect to such designation and the incurrence of any such additional Indebtedness deemed to have been incurred thereby (x) the Company would meet the Coverage Ratio Incurrence Condition and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors described in the two preceding sentences shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and setting forth the underlying calculations of such certificate.

            (xiv) The following terms and definitions are hereby added in appropriate alphabetical order:

                    "Continuing Directors" means, as of any date of determination, any member of the Board of directors of the Company, who:

                        (1) was a member of the Board of Directors immediately
                    following the consummation of the Recapitalization;

                        (2) was nominated for election or elected to the Board
                    of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election; or

                        (3) was nominated by the Principals.

                    "Dean Foods Note" means the unsecured subordinated note due November 22, 2008 issued by the Company and originally payable to Dean Foods Company which was originally issued on September 24, 1998 in the principal amount of $30.0 million and which accrues interest at a rate of 5% annually through November 2003 and then bears cash interest at a rate of 10% through maturity.

                    "Holding Company" means Agrilink Holdings, Inc., a Delaware company, and its successors and assigns and Agrilink Holdings, LLC, a Delaware limited liability company, and its successors and assigns.

                    "Permitted Payments" means: (i) the payment to Pro-Fac of a termination fee of up to $50.0 million in the aggregate (plus any interest accrued thereon to the extent such payments are required to be deferred by holders of certain of the Company's Indebtedness) pursuant to the Termination Agreement; (ii) forgiveness of amounts payable by Pro-Fac to the Company under the working capital line of credit provided pursuant to the Pro-Fac Marketing Agreement in effect prior to the closing of the Recapitalization of up to $23.5 million or the distribution to Pro-Fac of such amounts to repay amounts outstanding under such line of credit; (iii) distributions to Pro-Fac to be used to repay a $9.4 million note payable to the Company or the forgiveness by the Company of amounts payable by Pro-Fac pursuant to such note; and (iv) a payment of net patronage income for the 2002 tax year to members of Pro-Fac, not to exceed $2.5 million in the aggregate.

                    "Principals" means Vestar Capital Partners IV, L.P. and its Affiliates.

                    "Pro-Fac Credit Facility" means the working capital facility of up to $5.0 million (plus accrued and unpaid interest thereon) provided by the Company to Pro-Fac.

                    "Pro-Fac Transition Services Agreement" means that certain Transitional Services Agreement to be entered into by Pro-Fac and the Company in connection with the Recapitalization, as such agreement may be amended, restated, renewed, extended or replaced in accordance with this Indenture.

                    "Recapitalization" means the consummation of the transactions contemplated by the Unit Purchase Agreement and the agreements referred to therein and the refinancing of the New Credit Facility.

                    "Securityholders Agreement" means the Securityholders Agreement to be entered into by Pro-Fac, an Affiliate of Vestar Capital Partners IV, L.P., Pro-Fac Investors LLC and employees of the Company in connection with the Recapitalization, as such agreement may be amended, restated, renewed, extended or replaced in accordance with this Indenture.

                    "Side Letters" means those certain Side Letter Agreements to be entered into by Pro-Fac and the Company in connection with the Recapitalization related to the supply of products and services to Dean Specialty Foods and Seneca Foods Corporation, as such agreements may be amended, restated, renewed, extended or replaced in accordance with this Indenture.

                    "Termination Agreement" means the Termination Agreement to be entered into by Pro-Fac and the Company in connection with the Recapitalization, as such agreement may be amended, restated, renewed, extended or replaced in accordance with this Indenture.

                    "Unit Purchase Agreement" means that certain Unit Purchase Agreement dated June 20, 2002, by and among Agrilink Foods, Inc., Pro-Fac Cooperative, Inc. and Vestar/Agrilink Holdings LLC, as such agreement may be amended, restated, renewed, extended or replaced in accordance with this Indenture.

                    "Vestar Capital" means Vestar Capital Partners, a New York partnership, and its successors or assigns.

                    "Vestar Capital Management Agreement" means that certain Management Services Agreement dated as of the date of the Recapitalization by and among the Company, Agrilink Holdings, Inc. and Vestar Capital.

            (xv) The following terms and definitions are hereby deleted in their entirety:

                    "Disinterested Directors"

                    "Pro-Fac Director"

                    "Pro-Fac Merger"

            C. Section 4.02 of the Indenture is hereby amended by amending and restating Section 4.02 in its entirety as follows:

                    Whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will file with the Commission, to the extent such filings are accepted by the Commission, and will furnish (within 15 days after such filing) to the Trustee and the Holders of Notes all quarterly and annual reports and other information, documents and reports that would be required to be filed with the Commission pursuant to Section 13 of the Exchange Act if the Company were required to file under such section. In addition, the Company will make such information available to prospective purchasers of the Notes, securities analysts and broker-dealers who request it in writing. The Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and beneficial holders of Notes and to prospective purchasers of Notes designated by the holders of Transfer Restricted Securities (as defined in the Registration Rights Agreement) and to broker dealers, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

            D. Section 4.03 of the Indenture is hereby amended by deleting the reference to Section 4.18 of the Indenture.

            E. Section 4.05 of the Indenture is hereby amended and restated in its entirety as follows:

                    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment (except as permitted below) if at the time of such Restricted Payment: (i) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; (ii) the Company would be unable to meet the Coverage Ratio Incurrence Condition; or (iii) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments (except as expressly provided in the second following paragraph) made on or after the first day of the last completed fiscal quarter of the Company ending immediately prior to the Issue Date, exceeds the sum of (A) 50% of the Company's Consolidated Net Income (taken as one accounting period) from the first day of the last completed fiscal quarter of the Company ending immediately prior to the Issue Date to the end of the Company's most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit) plus (B) the net cash proceeds from the issuance and sale (other than to a Subsidiary of the Company) after the Issue Date of (1) the Company's Capital Stock that is not Disqualified Capital Stock (excluding amounts contributed to the Company pursuant to clause (E) of this paragraph and excluding Capital Stock purchased with the proceeds of loans from the Company or any of its Subsidiaries) or (2) debt securities of the Company that have been converted into the Company's Capital Stock that is not Disqualified Capital Stock and that is not held by a Subsidiary of the Company, plus (C) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment plus (D) the amount of Restricted Investment outstanding in an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company in accordance with the definition of "Unrestricted Subsidiary," plus (E) 40% of the aggregate contributions by Pro-Fac to the Company subsequent to the Issue Date but prior to the consummation of the Recapitalization, plus (F) $7.5 million.

                    The foregoing provisions of clauses (ii) and (iii) of the immediately preceding paragraph will not prohibit (1) the payment of any dividend by the Company or any Restricted Subsidiary within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of this Indenture; (2) the redemption, repurchase, retirement or other acquisition of any Capital Stock of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Capital Stock of the Company (other than any Disqualified Capital Stock); (3) the defeasance, redemption, repurchase or other retirement of Subordinated Indebtedness in exchange for, or out of the proceeds of, the substantially concurrent issue and sale of Capital Stock of the Company (other than (x) Disqualified Capital Stock, (y) Capital Stock sold to a Subsidiary of the Company and (z) Capital Stock purchased with the proceeds of loans from the Company or any of its Subsidiaries); (4) the payment of amounts required to fund Holding Company's reasonable operating expenses and working capital requirements, not in excess of $250,000, as adjusted to reflect changes in the Consumer Price Index between the Issue Date and the date of any such payment, in any fiscal year; (5) (x) the payments of dividends, distributions or loans to Holding Company solely in amounts and at the times necessary to permit Holding Company, or (y) any payments or loans to holders of securities issued by Holding Company, in each case to purchase, redeem, acquire, cancel or otherwise retire for value Capital Stock of Holding Company (i) held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates), or a trust established for the benefit of any of the foregoing, of Holding Company, the Company or its Subsidiaries, upon death, disability, retirement, severance or termination of employment or service or pursuant to any agreement under which such Capital Stock or related rights were issued or (ii) held by members or former members of Holding Company, upon the departure of such Persons as members of Holding Company; provided that the amount of such payments under this clause
                    (5) does not exceed in the aggregate $2.0 million in any fiscal year; or (6) Restricted Investments the amount of which, together with the amount of all other Restricted Investments made pursuant to this clause (6) after the Issue Date, does not exceed $15.0 million.; (7) payments to Affiliates of the Company in amounts equal to the amounts required to pay any Federal, state or local income taxes to the extent that such income taxes are attributable to the income of the Company and its Restricted Subsidiaries; (8) the making of a Restricted Investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of Capital Stock of the Company (other than any Disqualified Capital Stock);
                    (9) the payment or repurchase of the Dean Foods Note (provided that such Restricted Payment complies with clause
                    (iii) above); or (10) the designation of Great Lakes Kraut Company, or its successor, as an Unrestricted Subsidiary (provided that such Restricted Payment complies with clause
                    (iii) above).

                    Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payments referred to in clauses (2), (3), (7) and (8) thereof, and, to the extent deducted in determining Consolidated Net Income in any period, the Restricted Payments referred to in clause (5) thereof) shall be included once in calculating whether the conditions of clause (iii) of the second preceding paragraph have been met with respect to any subsequent Restricted Payments. For purposes of determining compliance with this
                    Section 4.05, in the event that a transaction meets the criteria of more than one of the types of Restricted Payments described in the clauses of the immediately preceding paragraph or of the exceptions in of the definition of "Restricted Payment," the Company, in its sole discretion, shall classify such transaction and only be required to include the amount and type of such transaction in one of such clauses. If an issuance of Capital Stock of the Company is applied to make a Restricted Payment pursuant to clauses (2), (3) or (8) above, then, in calculating whether the conditions of clause (iii) of the second preceding paragraph have been met with respect to any subsequent Restricted Payments, the proceeds of any such issuance shall be included under such clause (iii) only to the extent such proceeds are not applied as so described in this sentence.

                    Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 4.05 were computed, which calculations shall be based upon the Company's latest available financial statements.

            F. Section 4.07 of the Indenture is hereby amended by deleting the text of paragraph (b) thereof in its entirety and replacing it with the word "Reserved".

            G. Section 4.10 of the Indenture is hereby amended and restated in its entirety as follows:

                    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction (or series of related transactions) involving aggregate payments in excess of $1.0 million, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and which sets forth and authenticates a resolution that has been adopted by a vote of a majority of the Board of Directors approving such Affiliate Transaction and (b) with respect to any Affiliate Transaction (or series of related transactions) involving aggregate payments in excess of $5.0 million (other than any Affiliate Transaction (or series of related transactions) relating to the Pro-Fac Marketing Agreement or any agreement for the purchase of crops entered into pursuant to the Pro-Fac Marketing Agreement), the Officers' Certificate described in the preceding clause (a) and an opinion as to the fairness to the Company or such Subsidiary from a financial point of view of such Affiliate Transaction (or series of related transactions) issued by an Independent Financial Advisor; provided, however, that the following shall not be deemed to be Affiliate Transactions: (i) transactions exclusively between or among (1) the Company and one or more Restricted Subsidiaries or (2) Restricted Subsidiaries, provided, in each case, that no Affiliate of the Company (other than another Restricted Subsidiary) owns Capital Stock of any such Restricted Subsidiary; (ii) transactions between the Company or any Restricted Subsidiary and any qualified employee stock ownership plan established for the benefit of the Company's employees, or the establishment or maintenance of any such plan; (iii) reasonable director, officer and employee compensation and other benefit and indemnification arrangements entered into in the ordinary course of business and consistent with past practice; (iv) transactions permitted by Section 4.05 or excluded from the definition of "Restricted Payments;" (v) the pledge of Capital Stock of Unrestricted Subsidiaries to support the Indebtedness thereof; (vi) transactions between the Company or any Restricted Subsidiary and any Affiliate of the Company or such Restricted Subsidiary that is a joint venture, provided that no direct or indirect holder of an equity interest in such joint venture (other than the Company or a Restricted Subsidiary) is an Affiliate of the Company or such Restricted Subsidiary; (vii) the Pro-Fac Marketing Agreement and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company; (viii) the Vestar Capital Management Agreement and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company; (ix) the Pro-Fac Transition Services Agreement and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company; (x) the Unit Purchase Agreement and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company; (xi) the Securityholders Agreement and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company; (xii) the Termination Agreement and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company; (xiii) the Side Letters and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company; and (xiv) the Pro-Fac Credit Facility and any transaction effected pursuant thereto including amendments thereto which are no less favorable to the Company.

            H. Section 4.16 of the Indenture is hereby amended and restated in its entirety as follows:

                        (a) The Company will not, and will not permit any of its
                    Restricted Subsidiaries to, consummate any Asset Sale unless
                    (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale (evidenced by the delivery by the Company to the Trustee of an Officers' Certificate certifying that such Asset Sale complies with this clause (i)), (ii) immediately after giving effect to such Asset Sale, no Default or Event of Default shall have occurred and be continuing, and (iii) at least 80% of the consideration received by the Company or such Restricted Subsidiary therefor is in the form of cash paid at the closing thereof. The amount (without duplication) of any (x) Indebtedness (other than Subordinated Indebtedness) of the Company or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Company or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness,
                    (y) any Cash Equivalents, or other notes, securities or items of property received from such transferee that are promptly (but in any event within 15 days) converted by the Company or such Restricted Subsidiary to cash (to the extent of the cash actually so received) and (z) Indebtedness of the Company or such Restricted Subsidiary represented by the Dean Foods Note that is expressly assumed or forgiven by the transferee in such asset sale and with respect to which the Company or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness, shall be deemed to be cash for purposes of clause (iii) of the preceding sentence and, in the case of clause (x) above, shall also be deemed to constitute a repayment of, and a permanent reduction in, the amount of such Indebtedness for purposes of the following paragraph
                    (b) and in the case of clause (z) above shall not be required to be applied in accordance with the following paragraph (b). If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this Section 4.16. A transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to a Restricted Subsidiary will not be deemed to be an Asset Sale, and a transfer of assets that is excluded from the definition of "Restricted Payment" or that constitutes a Restricted Investment and that is permitted under Section
                    4.05 will not be deemed to be an Asset Sale.

            I. Section 5.01 is hereby amended and restated in its entirety as follows:

                        (a) The Company will not, in a single transaction or a
                    series of related transactions, (i) consolidate or merge with or into (other than a merger with a Wholly-Owned Restricted Subsidiary solely for the purpose of changing the Company's jurisdiction of incorporation to another State of the United States; provided that clauses (a) and (d) below are complied with), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Company or the Company and its Subsidiaries (taken as a whole), or permit any of its Restricted Subsidiaries to do so if such transaction would result in the transfer of all or substantially all of the assets of the Company and its Subsidiaries (taken as a whole), or assign any of its obligations under the Notes and this Indenture, to any Person or (ii) adopt a Plan of Liquidation unless, in either case: (a) the Person formed by or surviving such consolidation or merger (if other than the Company) or to which such sale, lease, conveyance or other disposition or assignment shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the "Successor"), is a corporation or a cooperative corporation organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company under the Notes and this Indenture; (b) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (a) above and the incurrence of any Indebtedness to be incurred in connection therewith, no Default or Event of Default shall have occurred and be continuing; and (c) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (a) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, the Company or the Successor, as the case may be, could meet the Coverage Ratio Incurrence Condition; and (d) each Guarantor, unless it is the other party to the transactions described above, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Company or the Successor under the Notes and this Indenture. For purposes of this Section 5.01, any Indebtedness of the Successor which was not Indebtedness of the Company immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

                        (b) No Guarantor (other than a Subsidiary Guarantor
                    whose Note Guarantee is to be released in accordance with
                    Section 11.08) may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person or entity whether or not affiliated with such Guarantor unless:

                            (i) the Person formed by or surviving any such
                    consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor under the Note Guarantee of such Guarantor and this Indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee under the notes and this Indenture;

                            (ii) immediately after giving effect to such
                    transaction, no Default or Event of Default exists; and

                            (iii) immediately after giving effect to any such
                    transaction involving a Subsidiary Guarantor, the Coverage Ratio Incurrence Condition would be met.

            J. Section 6.01 is hereby amended and restated in its entirety as follows:

                        (a) Each of the following constitutes an event of
                    default (an "Event of Default"):

                            (i) failure by the Company to pay interest or
                    Additional Interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days (whether or not such payment shall be prohibited by Article 10);

                            (ii) failure by the Company to pay the principal or
                    premium, if any, on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption (including, without limitation, the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or Net Proceeds Offer), upon acceleration or otherwise (whether or not such payment shall be prohibited by Article 10);

                            (iii) failure by the Company to comply with any of
                    its agreements or covenants described above under Article 5 or in respect of its obligations to make a Change of Control Offer or a Net Proceeds Offer described in Sections 4.15 and 4.16, respectively;

                            (iv) failure by the Company or any Guarantor to
                    comply with any other covenant in this Indenture and continuance of such failure for 60 days after notice of such failure has been given to the Company by the Trustee or by the holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

                            (v) failure by either the Company or any of its
                    Restricted Subsidiaries to make any principal payment at final maturity after the expiration of any applicable grace period in respect of any Indebtedness of the Company or any of such Restricted Subsidiaries, or the acceleration of the maturity of such Indebtedness by the holders thereof because of a default, with an aggregate outstanding principal amount for all such Indebtedness under this clause (v) of $7.5 million or more;

                            (vi) one or more final, non-appealable judgments or
                    orders that exceed $7.5 million in the aggregate for the payment of money have been entered by a court or courts of competent jurisdiction against the Company or any Restricted Subsidiary of the Company and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

                            (vii) if under any Bankruptcy Law, (A) the Company
                    or any Significant Subsidiary commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a Custodian of it or for all or substantially all of its property, or makes a general assignment for the benefit of its creditors, or (B) a court of competent jurisdiction enters an order or decree, and such order or decree remains unstated and in effect for 60 days, that is for relief against the Company or any Significant Subsidiary in an involuntary case, appoints a Custodian of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary, or orders the liquidation of the Company or any Significant Subsidiary; and

                            (viii) except as permitted by Section 11.08 any Note
                    Guarantee ceases to be in full force and effect or any Note Guarantee is declared to be null and void and unenforceable or is found to be invalid or any Guarantor repudiates its obligations under any Note Guarantee.

                        (b) Any notice of default delivered to the Company by
                    the Trustee or by Holders of Notes with a copy to the Trustee must specify the Default, demand that it be remedied and state that the notice is a "Notice Of Default".

            K. Section 9.02 is hereby amended by deleting the text of paragraph
               (B) thereof in its entirety and replacing it with the word "Reserved".

            L. Section 12.01 of the Indenture is hereby amended and restated by replacing the name and address of the Trustee with the following:

               The Bank of New York
               101 Barclay Street - 8W
               New York, New York 10286
               Telecopier No.:  (212) 815-5707
               Attention:  Corporate Trust Administration

         Section 2. Effectiveness; Termination:

         (a) This Supplemental Indenture is entered into pursuant to and consistent with Section 9.02 of the Indenture, and nothing herein shall constitute an amendment, supplement or waiver requiring the approval of each Holder pursuant to clauses (i) through (ix) of paragraph (a) Subsection (C) of
Section 9.02.

         (b) This Supplemental Indenture shall become effective and binding on the Issuer, the Guarantors, the Trustee and the Holders of the Notes upon the execution and delivery by the parties to this Supplemental Indenture; provided, however, that the provisions of the Indenture referred to in Section 1 above (such provisions being collectively referred to as the "Amended Provisions") will remain in effect in the form they existed prior to the execution of this Supplemental Indenture, the deletions and amendments of the Amended Provisions will not become operative, and the terms of the Indenture will not be amended, modified or deleted, in each case unless the Consent Solicitation is not terminated and until the date and time, if any (the "Closing Date"), that the Recapitalization as defined in Section 1 above is consummated pursuant to its terms. On the Closing Date (assuming the Consent Solicitation is not terminated), the Amended Provisions will automatically be deleted or amended as contemplated by Section 1 above.

         Section 3. Miscellaneous.

         (a) On and after the Closing Date, each reference in the Indenture to "the Indenture," "this Indenture," "hereunder," "hereof" or "herein" shall mean and be a reference to the Indenture as supplemented by this Supplemental Indenture unless the context otherwise requires.

         (b) Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

         (c) This Supplemental Indenture shall be construed and enforced in accordance with, and interpreted under, the internal laws of the State of New York.

         (d) This Supplemental Indenture may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties, notwithstanding that all parties have not signed the same counterpart.

         (e) Section titles are for descriptive purposes only and shall not control or alter the meaning of this Supplemental Indenture as set forth in the text.

         (f) The Trustee accepts the trusts created by the Indenture, as supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as supplemented by this Supplemental Indenture.

         (g) Each of the Issuer and the Trustee hereby confirms and reaffirms the Indenture in every particular respect except as amended by this Supplemental Indenture.

         (h) All agreements of the Issuer in this Supplemental Indenture shall bind its successors and assigns whether so expressed or not. All agreements of the Trustee in this Supplemental Indenture shall bind its successors and assigns whether so expressed or not.

         (i) In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         (j) Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors under the Indenture and the Holders, any benefit or any legal or equitable right, remedy or claim under the Indenture.

         (k) This Supplemental Indenture shall be interpreted to comply in every respect with the Trust Indenture Act of 1939, as amended (the "TIA"). If any provision of this Supplemental Indenture limits, qualifies or conflicts with the duties imposed by the TIA, the imposed duties shall control and remain obligatory.

         IN WITNESS WHEREOF, the Issuer, the Guarantors and the Trustee have caused this Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized as of the day and year first written above.

AGRILINK FOODS, INC.


By:        /s/ Earl L. Powers
    -------------------------
    Name:  Earl L. Powers
    Title: EVP and CFO



PRO-FAC COOPERATIVE, INC.

By:        /s/ David M. Mehalick
    ----------------------------
    Name:  David M. Mehalick
    Title: Assistant Secretary



LINDEN OAKS CORPORATION


By:        /s/ Linda K. Nelson
    --------------------------
    Name:  Linda K. Nelson
    Title: Treasurer



KENNEDY ENDEAVORS, INCORPORATED


By:        /s/ Earl L. Powers
    -------------------------
    Name:  Earl L. Powers
    Title: VP and Secretary



THE BANK OF NEW YORK as Trustee

By:        /s/ James E. Logan
    -------------------------
    Name:  James E. Logan
    Title: Vice President